MusclePharm Corporation

427 Ironton Street, Building A

Denver, CO 90839

 February 21, 2011

Rose Zukin

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	MusclePharm Corporation

Information Statement on Form PRE 14C

Filed January 30, 2012

File No. 000-53166

Dear Mrs. Zukin:

By letter dated February 7, 2012, the staff (the “Staff”) of the U.S. Securities & Exchange Commission (the “Commission”) provided MusclePharm Corporation (the “Company”) with its comments on the Company’s Information Statement on Form PRE 14C originally filed January 30, 2012. We are in receipt of your letter and set forth below the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s response.

1.     We note that on April 18, 2011, you filed a Form PRE 14A seeking to increase the number of authorized shares from 195,000,000 to 500,000,000 shares, and stated on page 8 of the filing that the Board of Directors had made decisions or commitments with respect to the use of the requested shares of common stock. However between that date and October 7, 2011, it appears you issued 175,798,330 shares of common stock.

On October 7, 2011, you filed a Form PRE 14C notifying shareholders of the increase in the number of authorized shares from 500,000,000 to 750,000,000 shares, and stated on page 2 of the filing that there were no immediate plans to issue shares. However, over the next two months, if appears you issued 62,201,670 shares of common stock.

On December 9, 2011, you filed a Form Pre 14C notifying shareholders of the increase in the number of authorized shares from 750,000,000 to 1 billion shares, and stated on page 5 of the filing that there were no immediate plans to issue shares. However, between that date and January 30, 2012, it appears you issued 229,000,000 shares of common stock.

In your Form Pre14C filed January 30, 2012, notifying shareholders of the increase in the number of authorized shares from 1 billion to 2.5 billion shares, you also state that you have no immediate plans to issue any of the additional shares that would be available as a result of the authorized share increase, other than “issuances pursuant to employee benefit plans and currently outstanding stock options.”

In the interest of providing your shareholders information that will enable them to assess the necessity of increasing the company’s authorized common stock, please amend your filing as necessary to discuss any plans you have to issue any shares of your common stock, including shares that are currently available as a result of the share increase. Such issuances include, but are not limited to, any shares that could potentially be issued under outstanding convertible securities, ongoing or anticipated capital raising transactions, shares issued to satisfy outstanding debt, compensate for services rendered, settle accounts payable, or for any type of existing contractual obligations.

RESPONSE: We have revised our disclosure to specifically state why the Company has a need to increase its authorized shares of common stock, including the Company’s specific plans to issue its shares in the near future. Such issuances include shares that could potentially be issued under outstanding convertible debt instruments, warrant exercises and bonus payments to the Board of Directors. Additionally, we are also seeking to raise capital and must have shares available for issuance should we be successful in those efforts.

Very truly yours,

/s/ Brad Pyatt
Brad Pyatt
Chief Executive Officer